1 Venture, Suite 150, Irvine, CA 92618 Tel (888) 798-9100 www.shiftpixy.com

May 18, 2017

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Mail Stop 3233

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	ShiftPixy, Inc.
Offering Statement on Form 1-A/A Filed May 31, 2016 File No. 0001675634 Response to your letter, dated April 28, 2017

Dear Mr. Kluck:

ShiftPixy, Inc., has filed on EDGAR a post-qualification amendment (requiring requalification) to the above-captioned Offering Statement. Your comments on that filing, dated April 28, 2017, and our responses thereto are set forth below:

General

1.	We note your disclosure on the cover page of the offering circular that the price per share of your common stock will be between $6.00 and $8.00. We also note your disclosure on page 25 that you “anticipate entering into an underwriting agreement with the Underwriters setting forth the definitive terms and conditions of the sale of the Offered Shares at or immediately prior to the time and date of pricing, which will immediately follow the time and date on which the SEC approves the post-qualification amendment to the Offering Statement….” Please provide additional disclosure regarding how you and the underwriters propose to set the price per share. Please advise us as to how and when you will inform investors of the price per share at which they are subscribing. Please also advise us of any withdrawal rights that you will provide investors prior to the time and date of pricing.

Disclosure regarding setting the price per share (which we now disclose on page 1 of this Offering Circular): We plan to set the price per share and make any necessary adjustments to the number of shares after (a) marketing the offering through a selling group of brokers and institutional investors and road show activities, and (b) assessing the level of investment interest at various price and volume levels to optimize the successful result of this offering.

We have provided this disclosure at page 1 of the Offering Circular and in the “Determination of Offering Price” section of the Offering Circular.

ShiftPixy, Inc. – Response to SEC Letter, dated April 28, 2017
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Advise you regarding how and when we will inform investors of the price per share at which they are subscribing: We will determine the price per share as well as the number of shares prior to any sales of the Offered Shares. We will disclose the price per share and fix the number of shares in a post qualification Rule 253(g) Offering Circular to be filed with the SEC within 15 days of qualification of our post qualification amendment. Upon the filing of the 253(g) Offering Circular, we will proceed to consummate sales of the Offered Shares. No sales of the Offered Shares will be consummated until after the SEC qualifies the Offering Memorandum filed on Form 1-A and we have filed the post qualification Rule 253(g) Offering Circular with the price per share and finally determined number of shares stated as part of that Offering Circular.

We have provided this disclosure at page 1 of the Offering Circular and in the “Determination of Offering Price” section of the Offering Circular.

Advise you on withdrawal rights that we will provide investors prior to the time and date of pricing. There is no withdrawal right for investors regarding investor funds received from the date of the Offering Circular to the closing date of this offering. As a result, there is no need for establishing a withdrawal rights mechanism.

We have provided this disclosure at page 1 of the Offering Circular.

We will consider qualifying your offering statement at your request.

Qualification Request: Thank-you. We plan to seek qualification following clearance of any open issues.

If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

FINRA Notice: We will ask FINRA to advise you that it has no objections to any such compensation arrangements prior to qualification.

Thank you for your consideration.

If you have any questions or comments in this regard, please feel free to contact me at any time.

Sincerely,

/s/ Mark A. Absher

Mark A. Absher

Registered In-House Counsel

ShiftPixy, Inc. – Response to SEC Letter, dated April 28, 2017
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